UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 13, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DIVIDEND DECLARATION**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

13 May 2013

DIVIDEND DECLARATION – DIVIDEND NUMBER 117

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared **Interim Dividend No. 117** for the first quarter ended 31 March 2013 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves	
Rate of dividend declared per ordinary share in South African cents (Gross)	**50**
Dividends tax rate applicable to shareholders liable to pay the dividend tax	15%
STC credits utilised in South African cents	Nil
Rate in South African cents (Net) where dividend tax at 15% is payable	**42.5**
The ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is	383,719,517
The E-ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is	1,597,250
AngloGold Ashanti Limited's tax reference number	9640006608

In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2013
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 23 May
Last date to trade ordinary shares cum dividend	Friday, 24 May
Last date to register transfers of certificated securities cum dividend	Friday, 24 May
Ordinary shares trade ex-dividend	Monday, 27 May
Record date	Friday, 31 May
Payment date	Friday, 14 June

On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with further requirements of Strate, between Monday, 27 May 2013 and Friday, 31 May 2013, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2013
Ex-dividend on New York Stock Exchange	Wednesday, 29 May
Record date	Friday, 31 May
Approximate date for currency conversion	Friday, 7 June
Approximate payment date of dividend	Monday, 24 June

Assuming an exchange rate of R9.0745/$ the gross dividend payable per ADS, which is subject to a 15% South African withholding tax, is equivalent to 6 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2013
Last date to trade and to register GhDSs cum dividend	Friday, 24 May
GhDSs trade ex-dividend	Monday, 27 May
Record date	Friday, 31 May
Approximate payment date of dividend	Monday, 17 June

Assuming an exchange rate of R1/¢0.21903, which is subject to a 15% South African withholding tax, the dividend payable per share is equivalent to 0.1095 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, directors declared Interim Dividend No. E17, for the quarter ended 31 March 2013 of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 14 June 2013.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

Media | **Tel:** | **E-mail:**
Alan Fine | +27-11 637- 6383 / +27 (0) 83 250 0757 | afine@anglogoldashanti.com
Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com
Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com
General inquiries | +27 11 637 6031 | media@anglogoldashanti.com

Investors
Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) | +44 779 497 7881 / +44 1225 93 8483 | mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com
General inquiries | +27 11 637 6059 | investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 13, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary